SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)

                      Comptek Research, Inc.
                     _______________________
                        (Name of Issuer)

                   Common Stock (Par Value $0.02)
                    ____________________________
                   (Title of Class of Securities)

                            204682 10 8
                       ___________________
                          (CUSIP Number)

Check the following box if a fee is is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other providison of the Act (however, see the Notes).


               (Continued on following page(s))

                    Page 1 of    4     Pages

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CUSIP No.204682 10 8              13G            Page 2 of 4 Pages

1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

         Henry P. Semmelhack
         S.S. # ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) [ ]
                                                           (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OR ORGANIZATION

          United States


               5    SOLE VOTING POWER
                    228,786
NUMBER OF
SHARES         6    SHARED VOTING POWER
BENEFICAILLY        N/A
OWNED BY
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           228,786
PERSON WITH
               8    SHARED DISPOSITIVE POWER
                    N/A


9         AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON

          228,786

10        CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES
          CERTAIN SHARES*

          X

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.36%

12        TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 204682 10 8            13G            Page 3    of   4    Pages

               SCHEDULE 13G - Year ended 12/31/96

Item 1(a) Name of Issuer:

       Comptek Research, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

       2732 Transit Road, Buffalo, NY  14224

Item 2(a) Name of Person Filing:

       Henry P. Semmelhack

Item 2(b) Address of Principal Business Office or, if none, Residence:

       465 Main Street, Buffalo, NY 14203

Item 2(c) Citizenship:

       United States

Item 2(d) Title of Class of Securities:

       Common Stock (Par Value $0.02)

Item 2(e) CUSIP Number:

       204682 10 8

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

       Not Applicable

Item 4 Ownership:

        (a)  Amount Beneficially Owned:  228,786.
             Such amount includes 216,786 shares held in the name of Henry P. Semmelhack. The reported amount also includes 12,000 options. The reported amount excludes 6,686 shares held by Tricia T. Semmelhack, as trustee for her daughter Elizabeth Ann Semmelhack, and 7,300 shares held by Tricia T. Semmelhack, as trustee for her son Erik Henry Semmelhack. Mr. Semmelhack disclaim ownership of the shares held in trust.

       (b)   Percent of Class:  4.36%

       (c)   Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:  228,786

             (ii)   shares power to vote or to direct the vote:
                    Not Applicable

             (iii)  sole power to dispose or to direct the disposition of:
                    228,786

             (iv)   shares power to dispose or to direct the disposition of:
                    Not Applicable

CUSIP No. 204682 10 8           13G            Page 4    of   4    Pages

Item 5 Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person:

       Not Applicable

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent
       Holding Company:

       Not Applicable

Item 8 Identification and Classification of Members of the
       Group:

       Not Applicable

Item 9 Notice of Dissolution of Group:

       Not Applicable

Item 10   Certification:

       Not Applicable

       Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  February 12, 1997


                                        /S/Henry P. Semmelhack
                                        _________________________
                                        Henry P. Semmelhack